Exhibit 99.53

Standard Lithium Featured on Critical Minerals Segment of Fox Business Networks

“Mornings with Maria”

El Dorado, Arkansas, October 27, 2020 (GLOBE NEWSWIRE) - Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLL) (OTCQX: STLHF) (FRA: S5L) announced that its CEO Robert Mintak, was a featured guest on Fox Business Networks Mornings with Maria Bartiromo (weekdays 6-9 am ET) on Monday October 26th, 2020

During the show the two discussed why the lithium industry needs to adjust the critical minerals supply chain from China to the U.S. Mr. Mintak summarized the progress being made at the Company’s Arkansas project and highlighted the fact that currently the only lithium extraction that is actively underway in the U.S. is at the Company’s El Dorado, Arkansas based “LiSTR” industrial scale direct lithium extraction demonstration plant.

A replay of the segment can be found at the following link

https://video.foxbusiness.com/v/6204691469001/#sp=show-clips

About Standard Lithium Ltd.

Standard Lithium (TSXV: SLL) is an innovative technology and lithium development company. The company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The company has commissioned its first-of-a-kind industrial scale Direct Lithium Extraction Demonstration Plant at LANXESS’ South Plant facility in southern Arkansas. The Demonstration Plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from LANXESS’ tailbrine. The Demonstration Plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC—Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”.

Please visit the Company’s website at www.standardlithium.com

Contact:

For further information, contact Robert Mintak, CEO, at (604) 259 2963

info@standardlithium.com